EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change July 22, 2014
Item 3	News Release The news releases dated July 8, 18, 21 and 22, 2014 were disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

Pretivm announced the filing of a short form base shelf prospectus dated July 16, 2014, and a prospectus supplement to the short form base shelf prospectus on July 21, 2014 in connection with an offering of securities.

Pretivm announced that it is conducting a marketed offering of 8,280,000 common shares at a price of US$7.25 per common share.  Of the common shares, Pretivm is offering 6,831,000 common shares and Silver Standard Resources Inc. is offering 1,449,000 common shares under existing registration rights.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced on July 8, 2014 that it had filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec (the “Securities Regulators”), and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System.

On July 18, 2014, Pretivm announced that it had filed a final short form base shelf prospectus (the “Base Shelf Prospectus”) with the Securities Regulators, and a corresponding shelf registration statement on Form F-10 with the SEC under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System.  The Base Shelf Prospectus allows Pretivm to offer up to US$600,000,000 of common shares, debt securities, preferred shares, subscription receipts, units and warrants from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus.  Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from the sale of any securities pursuant to the Base Shelf Prospectus will be used for advancing Pretivm’s high-grade gold Brucejack Project, working capital requirements and for other general corporate purposes.

On July 21, 2014, Pretivm announced that it had filed a preliminary prospectus supplement dated July 21, 2014 to its Base Shelf Prospectus dated July 16, 2014, in connection with a marketed offering of its common shares (the “Marketed Offering”). The Marketed Offering was to be conducted through a syndicate of underwriters led by Scotia Capital Inc., and was expected to raise total gross proceeds of approximately US$60 million (US$49.5 million for Pretivm and US$10.5 million for Silver Standard, as defined below).

Approximately 82.5% of the common shares in the Marketed Offering were offered by Pretivm and the remaining 17.5% of the common shares in the Marketed Offering were offered by Silver Standard Resources Inc. (“Silver Standard”), as selling shareholder, pursuant to its existing registration rights that permit Silver Standard to participate in offerings of securities by Pretivm in an amount equal to the total number of common shares being offered multiplied by Silver Standard’s current ownership percentage. Pretivm and Silver Standard also proportionately granted the underwriters an over-allotment option to purchase up to that number of additional common shares equal to 15% of the common shares sold pursuant to the Offering, such option being exercisable for a period of 30 days following closing.

On July 22, 2014, Pretivm announced that it had entered into an underwriting agreement with the syndicate of underwriters pursuant to which the underwriters agreed to purchase 8,280,000 common shares at a price of US$7.25 per common share (the “Offering Price”) for gross proceeds of US$49,524,750 for Pretivm and US$10,505,250 for Silver Standard.

Pretivm will offer 6,831,000 of the common shares in the Marketed Offering and the remaining 1,449,000 of the common shares in the Marketed Offering will be offered by Silver Standard.

Pretivm and Silver Standard have also proportionately granted the underwriters an over-allotment option to purchase up to an additional aggregate of 1,242,000 common shares at the Offering Price, exercisable for a period of 30 days following closing.

Scotia Capital Inc. is the lead underwriter in the syndicate that includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Cormark Securities Inc., GMP Securities L.P., RBC Dominion Securities Inc., Citigroup Global Markets Canada Inc., Cowen & Company, LLC, Roth Capital Partners LLC, H.C. Wainwright & Co. LLC and Salman Partners Inc.

The net proceeds to Pretivm of the Marketed Offering will be used to fund environmental and engineering activities at the Brucejack Project, to fund permitting of the Brucejack Project, to fund continued exploration activities at the Brucejack Project and for general corporate purposes. Pretivm will not receive any of the proceeds from the sale of common shares by Silver Standard.

Closing of the Marketed Offering is subject to a number of conditions, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 25th day of July, 2014.